Exhibit 99.1

Itaú Unibanco Holding S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 27, 2020 DATE, TIME AND PLACE: On August 27, 2020, at 9 a.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in the city and state of São Paulo. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. The removal of the Officer RODRIGO LUÍS ROSA COUTO was recorded. 2. RENATO DA SILVA CARVALHO, Brazilian, married, ENGINEER, bearer of the Identity Card (RG-IFP/RJ) No. 10.073.128-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 033.810.967-61, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902 was elected as Officer for the current term of office, which will be effective until those elected at the first Meeting of the Board of Directors following the Annual General Stockholders’ Meeting of 2021 take office. 2.1. It is recorded that the elected Officer: (i) presented the documents that support compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,122/12 of the National Monetary Council (“CMN”), including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) shall be vested in his position following ratification of his election by the Central Bank of Brazil (“BACEN”). 2.2. In compliance with the rules of the National Monetary Council (CMN), the responsibilities (i) for the Registration of Credit Assignment Operations (CMN Resolution No. 3,998/11) and (ii) for the Credit Information System – SCR (BACN Circular Letter No. 3,870/17) were assigned to the elected Officer RENATO DA SILVA CARVALHO and, until he takes office, his responsibilities will be temporarily performed by the Officer TATIANA GRECCO. 3. The following responsibilities were assigned to the Officer TATIANA GRECCO: (i) the Determination of the Minimum Limits and Standards (BACEN Circular Letter No. 3,398/08); (ii)the Determination of the Amount of RWA, Referential Equity and Principal Capital (CMN Resolution No. 4.193/13); (iii) Compliance with Maximum Exposure Limits per Client and Concentrated Exposures (CMN Resolution No. 4,677/18); (iv) Disclosure of Prudential Information (CMN Resolution No. 4,745/19); (v) Capital Risk Management (CMN Resolution No. 4,557/17); and (vi) the Recovery Plan (CMN Resolution No. 4,502/16), which were previously assigned to the Officer RODRIGO LUÍS ROSA COUTO, now removed.

4. It is also recorded that the other positions of the Executive Board and their responsibilities were not changed. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga, secretary of the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), August 27, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), August 27, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations